Exhibit (a)(5)(D)

Are we still an American company?

We are still the same great company that we always have been. Mattress Firm will continue to be headquartered here in the US, and we are extremely proud to employ over 11,000 people across the country.   Click [http://247wallst.com/special-report/2013/11/26/ten-classic-american-brands-that-are-foreign-owned/2/] to see more classic American brands that are foreign-owned.

Is this a merger or acquisition? What’s the difference?

A merger is the decision by two or more companies to voluntarily join together to form a new company, and an acquisition is when one entity purchases the business of another entity.  Mattress Firm was acquired by Steinhoff.  However, Steinhoff is a people-based business. They seek partners that not only have a great model, but a capable management team and a strong culture.

How will this affect our benefits or our 401k program?

There will be no change to our benefits offerings or 401k program as a result of the acquisition.

Once the acquisition is complete, will Mattress Firm no longer be a public company?

After the deal closes, MFRM will no longer be traded on the NASDAQ.  We will be a subsidiary of Steinhoff which is publically traded on the Frankfurt Stock Exchange (FSE) with a secondary listing on the Johannesburg Stock Exchange (JSE).

Will employees have any discount privileges for Steinhoff group products?

Once we get through the quiet period and past the close, we may be able to explore discount privileges for employees but we do not have any details at this time.

Is Steinhoff traded on the US Stock Exchange?

Steinhoff is not traded on the New York Stock Exchange or NASDAQ.  They are traded on the Frankfurt Stock Exchange (FSE) with a secondary listing on the Johannesburg Stock Exchange (JSE).

Why was this communicated to the team after it was in the news?

Our intention is to always be the first to share any company news with our associates.  Unfortunately, the story was leaked by a news outlet in Europe on Sunday, August 7. Since MFRM is a publicly-traded company in the United States, there are securities laws that prevented us from sharing the news until Monday, August 8. We know open, transparent and timely communication is incredibly important, which is why we shared the news as soon as we could through a variety of channels. We appreciate your understanding.

What is going to change after the acquisition closes?  What is the foreseeable impact on the field sales force?

Day to day operations will continue to run as is leading up to and after the close.  Steinhoff believes in Mattress Firm’s business model, culture and leadership structure, so we do not anticipate there being any changes to our core business as a result of the acquisition.  That said, to say that we won’t experience change is un-realistic.  The last 30+ years have been built on innovation and evolution.  We know that we need to continue to grow and evolve in order to become the preferred choice for better sleep, and we intend to continue to do what is best for our guests, our employees and our communities whether or not the transaction finalizes.

Steinhoff currently has no retail presence in the US.  Is it their vision to have one and, if so, could Mattress Firm find itself in the furniture and household goods industry, perhaps operating under a different name?

The acquisition would allow Steinhoff to enter the North American market through the mattress category, which is its core business. The transaction would allow us to tap into their global network of partners and best practices, but Steinhoff intends to let our management continue to lead the direction of our company. We are still focused on becoming the preferred choice for better sleep and operating a national chain under the Mattress Firm name.

Will this open the door for us to expand to other countries?

Our vision is to be the preferred choice for better sleep and we believe in taking that vision global.  Right now, our focus is still on solidifying ourselves as America’s #1 Mattress Retailer, and there are still markets in this country that we have yet to enter.  This acquisition does provide an avenue for continued growth for employees who might be interested in pursuing global opportunities in the near future.

What happens to the MFRM brand?

MFRM Family of Brands is something we incorporated when we were executing a multi-brand strategy.  As we continue to move all brands to one banner, we plan to lean in to our most recognizable name, Mattress Firm.  However, there may still be places where it makes sense to use it.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Mattress Firm Holding Corp. common stock is being made pursuant to the tender offer statement on Schedule TO, including the offer to purchase and other related materials, referenced below.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED AND WILL BE FILED WITH THE SEC

In connection with the offer recently commenced, Steinhoff and two of its affiliates have filed a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents, with the Securities and Exchange Commission (the “SEC”) and Mattress Firm has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  The Tender Offer Statement and the Solicitation/Recommendation Statement have been mailed to stockholders of Mattress Firm.  STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE FORM OF LETTER OF TRANSMITTAL AND OTHER TENDER OFFER RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AND ANY AMENDMENTS THERETO, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders can obtain these documents free of charge from the SEC’s website at www.sec.gov, or from Mattress Firm upon written request to the Investor Relations Department, Mattress Firm Holding Corp., 5815 Gulf Freeway, Houston, TX 77023, telephone number (713) 923-1090 or from Mattress Firm’s website, http://ir.mattressfirm.com/, or from the Information Agent named in the tender offer materials.